FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 7, 2018

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
Publicly-Held Company with Authorized Capital
Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59
State Registry (NIRE) 35.300.326.237

SALE ARAUCÁRIA FARM

A BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”) informs its shareholders and the market in general that it has entered into a Purchase and Sale Agreement for an area of 956 hectares (660 arable hectares) of Araucária Farm. The property, located in Mineiros, Goiás state, was acquired in 2007 and had a total area of 9,682 hectares, of which 394 hectares were sold in May 2013 1,164 hectares in July 2014, 274 hectares in March 2017 and 1.360 hectares in May 2017, remaining 5,534 hectares in the portfolio after this sale.

The total amount of the sale was 1.208 soybean bags per arable hectare or R$61,6 million (~R$93.356/ha). The buyer made the initial payment of 79,200 soybean bags, totaling R$5,3 million. The payment of the second installment of 79,200 soybean bags will be made up to September 2018 and the remaining balance will be paid in six annual installments.

From the accounting perspective, this plot of the farm is valued in the Company’s books at R$11,0 million (acquisition cost + investments net of depreciation) and this partial sale has an expected Internal Rate of Return (IRR) in R$ of 16.5%. The gain will be recognized in the Financial Statements for the year and the quarter ended June 30, 2018.

Such sale is in line with the Company’s business strategy that focuses not only on agricultural production but also on capital gains through the sale of properties.

São Paulo, May 7, 2018.

Gustavo Javier Lopez
Administrative Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Officer

Date: May 7, 2018.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer